[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 20, 2016

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Pam A. Long

Re:	Coty Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed July 20, 2016

File No. 333-210856

Dear Ms. Long:

On behalf of our client, Coty Inc. (the “Company”), we file herewith Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2016 (the “Registration Statement”), marked to show changes from Amendment No. 2 to the Registration Statement, filed with the Commission on June 27, 2016.

The changes reflected in Amendment No. 3 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 12, 2016 (the “Comment Letter”). Amendment No. 3 also includes other changes that are intended to update, clarify and render more complete information contained therein.

Set forth below are the Company’s responses to the comments raised in the Comment Letter, which also include input from The Procter & Gamble Company (“P&G”) and Galleria Co. (“Galleria Company”). The headings and paragraph numbers in this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the marked copy of Amendment No. 3.

General

1.	Please ensure consistency of disclosure throughout the documents filed on behalf of Galleria and Coty. In addition, where comments on a particular filing are applicable to disclosures in another filing, please make corresponding changes as applicable.

Response:

The Company acknowledges the Staff’s comment and confirms consistency of disclosure throughout Amendment No. 3 and Amendment No. 3 to the Registration Statement on Forms S-4 and S-1 of Galleria Company filed on even date herewith, including making corresponding changes where comments on one filing are applicable to disclosure in the other filing.

Opinions of Coty’s Financial Advisors, page 35

2.	We note your revised disclosure on pages 36 and 37 regarding Morgan Stanley and Barclays that “For a more detailed summary of the opinion ... see the section of this prospectus entitled “The Transactions—Opinions of Coty’s Financial Advisors...”). Please add “and the fees paid and payable to...” following after the disclosure “a more detailed summary of the opinion of Morgan Stanley [Barclays].”

Response:

In response to the Staff’s comment, the Company revised the disclosure on pages 36 and 37 of Amendment No. 3.

Summary Historical and Pro Forma Financial Data, pages 42 and 136

Summary Historical Consolidated Financial Data of Coty, pages 47 and 138

Non-GAAP Financial Data of Coty, pages 48 and 140

3.	We note your response to comment 2 from our letter dated June 17, 2016. In regard to your disclosures regarding the usefulness of the non-GAAP measures you present, please address the following:

•	it does not appear to us that disclosing or inferring non-GAAP financial measures are “better”, more meaningful, or superior to GAAP financial measures is appropriate;

Response:

The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s comment, the Company revised the disclosure on pages 48 through 50 and 141 through 143 of Amendment No. 3.

•	although disclosing how a non-GAAP financial measure is used by management is meaningful and relevant to investors, it is not sufficient to indicate why the measure is useful to investors; and

Response:

The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s comment, the Company revised the disclosure on pages 48 through 50 and 141 through 143 of Amendment No. 3.

•	it is not clear to us how you define “underlying business results” or “day to day operational performance”.

Response:

The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s comment, the Company revised the disclosure on pages 48 through 50 and 141 through 143 of Amendment No. 3.

4.	We note your responses to comments 3 and 4 from our letter dated June 17, 2016. Please address the following:

•	to the extent you present non-GAAP financial measures in your registration statement, it appears to us you should clarify and explain each adjustment, including how amounts were determined;

Response:

The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s comment, the Company revised the disclosure on pages 49 through 50 and 142 through 143 of Amendment No. 3.

•	demonstrate to us how the tax effects related to adjusted net income are calculated and explain the reasons for the significant fluctuations in the effective tax rates reflected by these amounts relative to the related adjustments for each period; and

Response:

Consistent with the Commission’s Compliance & Disclosure Interpretations (“C&DIs”) guidance for non-GAAP financial measures (reference to question 102.11) updated on May 17, 2016, the tax effects of each of the items used to derive Adjusted net income are calculated in a manner that results in a corresponding income tax expense/provision for Adjusted net income. In preparing the calculation, each adjustment to Net income is first analyzed to determine if the adjustment has an income tax consequence. The “Change in tax provision due to adjustments to reported net income attributable to Coty Inc.” is then calculated based on the jurisdiction in which the adjusted items are received or incurred, multiplied by the respective statutory tax rates and offset by the increase or reversal of any valuation allowances. The adjusted items resulting in significant fluctuations in the Company’s effective tax rate for each year are as follows:

•	In fiscal year 2015, the effective tax rate was slightly higher due to no tax benefit related to the China Optimization expenses of $19.4 million.

•	In fiscal year 2014, the effective tax rate was significantly lower due to the Asset impairment charges of $316.9 million which did not include any tax benefit in China due to the existence of a valuation allowance position for TJOY in China.

•	In fiscal year 2013, the effective tax rate was lower due to the non-deductibility of a portion of the Share-based compensation expense adjustment of $120.3 million.

•	due to the fact that you target growth and seek to acquire new brands and licenses and your Non-GAAP performance measures exclude expenses related to your acquisition strategy, please disclose and discuss how you assess and evaluate the success of acquisitions.

Response:

The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s comment, the Company revised the disclosure on pages 50 through 51 and page 143 of Amendment No. 3.

Unaudited Condensed Combined Pro Forma Financial Statements of Coty, page 142

5.	We note your response to comment 5 from our letter dated June 17, 2016. In regard to the composition of senior management, we note you identify Mr. Becht as chairman of the Company’s board of directors and Interim Chief Executive Officer. Please more fully explain to us Mr. Becht’s designation as “Interim” Chief Executive Officer and tell us if and when you intend to appoint a permanent Chief Executive Officer. Please also explain to us under what circumstances senior managers may be removed, including the specific mechanisms for their removal. In regard to the composition of the board, please tell us when you expect new board elections to occur relative to the anticipated completion date of the merger.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will discuss the appointment of a permanent Chief Executive Officer in a subsequent filing.

In accordance with the Delaware General Corporation Law, the Company’s bylaws provide that members of the Company’s senior management are elected by the Company’s board of directors and may be removed at any time, with or without cause, by the affirmative vote of a majority of the Company’s board of directors then in office. Such members of senior management are each party to an employment agreement with the Company that provides for the terms and conditions related to termination with and without cause, among other things, related notice periods, as well as applicable severance arrangements. Any compensation that would be additional to what is provided for under the employment agreement upon termination must be approved by the Company’s Remuneration and Nomination Committee.

The Company’s directors will be elected at the annual meeting of stockholders of the Company, which is expected to be held in November 2016. As such, the election of directors to the Company’s board of directors is not expected to occur until after the anticipated completion date of the Transactions.

Note 2 – P&G Beauty Brands Pre-Merger Adjustments, page 149

6.	We note your response to comment 7 from our letter dated June 17, 2016. In regard to adjustment (a), please quantify the allocated Global Business Unit and corporate expenses you deduct from cost of sales and selling, general and administrative expenses during each period presented. In regard to adjustments (a) and (d), you indicate that you deduct certain allocated expenses but add-back expenses that will transfer with Galleria based on management’s best estimates at the time of the filing. It remains unclear to us how these adjustments are estimated and how you determined they are factually supportable.

Response:

The Company respectfully acknowledges the Staff’s comment and revised the disclosure on pages 153 through 155 of Amendment No. 3.

On May 12, 2016, Elizabeth Arden, Inc. announced the agreement to acquire the global license for the Christina Aguilera fine fragrance brand. On July 1, 2016, Dolce & Gabbana and the Shiseido Group announced the signing of a worldwide license agreement for the Dolce & Gabbana fine fragrance business. P&G will transition out of the Christina Aguilera and Dolce & Gabbana brand licenses upon the effectiveness of the new license agreements, which are expected to occur prior to or concurrent with the expected closing of the Transactions (subject to applicable antitrust authorities’ clearance). Such developments are disclosed in the discussion of Excluded Brands on pages 24 and 106 of Amendment No. 3.

In light of the additional clarity on business plans for the Excluded Brands, certain employees of the Excluded Brands may ultimately transfer to the Company in order to staff open roles in the fine fragrance business of the combined company. As such, the Company revised the adjustments to carve-out the Excluded Brands and the Divested Brands by eliminating adjustment (d) and combining the first two columns on pages 153 and 154 of Amendment No. 3 to reflect the terms and conditions of these agreements. For all periods presented, the carve-out of the Excluded Brands and the Divested Brands reflects the elimination of the direct revenues and direct expenses of those businesses. The Company further notes that allocated Global Business Unit and corporate expenses have not been adjusted in the pro forma financial statements.

The Company’s management believes that the adjustment for the Excluded Brands and the Divested Brands is factually supportable as the historical financial information reflecting the direct revenues and expenses of the Excluded Brands and the Divested Brands is derived from P&G’s management reporting systems.

Exhibits

7.	Please file dated opinions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will file dated opinions as Exhibits 5.1, 8.1 and 8.2 on the date that it expects the Commission to declare the Registration Statement effective.

Exhibit 8.1

8.	We note the opinion states that the Galleria Transfer, taken together with the Distribution, should [emphasis added] qualify as a tax-free reorganization pursuant to section 368(a)(1)(D) of the Code; (ii) the Distribution, as such, should qualify as a distribution of SplitCo stock to Parent stockholders pursuant to Section 355 of the Code; (iii) the Merger should not cause Section 355(e) of the Code to apply to the Distribution. Please explain why counsel cannot give a “will” opinion and describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

Response:

The Transaction Agreement requires delivery by special tax counsel to P&G of a “should” opinion, rather than a “will” opinion, with respect to the above matters because special tax counsel to P&G has determined that there is a lack of binding administrative and judicial authority addressing the qualification of substantially similar transactions under the Internal Revenue Code provisions identified above. The disclosure on page 88 of Amendment No. 3 informs investors of this lack of binding authority, that the opinion of special tax counsel will not be binding on the IRS or a court and that the IRS may assert, and a court could determine, that the Distribution and/or the Merger should be treated as taxable transactions. In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 56 of Amendment No. 3 to note the lack of binding administrative and judicial authority addressing the qualification of substantially similar transactions.

*****

Sincerely,

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

/s/ Sean C. Doyle
Sean C. Doyle

Enclosure:

cc:	Jules P. Kaufman

Coty Inc.

Nina V. Ayer

Coty Inc.

Paul T. Schnell

Skadden, Arps, Slate, Meagher & Flom LLP

Laura Kaufmann Belkhayat

Skadden, Arps, Slate, Meagher & Flom LLP

Susan S. Whaley

The Procter & Gamble Company

Brad Brasser

Jones Day

Timothy J. Melton

Jones Day